Exhibit 99.1

News Release

March 14, 2018

Turquoise Hill Board of Directors issues letter to shareholders

The Board of Directors of Turquoise Hill Resources Ltd. (“Turquoise Hill”) today issued a letter to shareholders regarding a recent meeting between members of Turquoise Hill’s board of directors and representatives of SailingStone Capital Partners. The full text of the letter is below.

March 14, 2018

Dear Turquoise Hill Shareholders,

Members of our Board recently met with SailingStone Capital Partners, a shareholder in Turquoise Hill, to discuss the corporate governance concerns that they raised in a publicly-filed letter dated February 1, 2018.

The purpose of this letter is to assure our shareholders that the Board and senior management of Turquoise Hill fully recognize our responsibility to serve the interests of the company and all of its shareholders. In particular, we are committed to the principles of transparency and good governance and welcome constructive dialogue with our shareholders. For several years, we have had an ongoing dialogue with SailingStone and have also engaged with other shareholders.

Whilst the strategic partnership between Turquoise Hill and Rio Tinto is complex, it provides Turquoise Hill shareholders with a unique opportunity to participate in a world-class mining project that is being developed with the commercial and technical expertise, and financial support, of a leading global mining firm. Turquoise Hill and Rio Tinto have a mutual interest in maximizing the potential of Oyu Tolgoi.

Our Board, a majority of whose members are unaffiliated with Rio Tinto, is committed to robust and effective corporate governance that appropriately mitigates any conflicts that may arise between Turquoise Hill and Rio Tinto. In recent years, through modifications to the compensation structure, we have improved the alignment of Turquoise Hill’s senior management with the interests of our shareholders. The Board is always open to additional recommendations, which can enhance transparency and the effectiveness of our governance within our complex structure. We will work with our shareholders including, but not limited to, Rio Tinto and consider sensible enhancements to Turquoise Hill’s governance that are consistent with the existing contractual framework.

Thank you for your continued trust in and support of Turquoise Hill.

Sincerely,

R. Peter Gillin

Chairman,

Turquoise Hill Resources Ltd.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Contact Investors and Media Tony Shaffer + 1 604 648 3934 tony.shaffer@turquoisehill.com Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 23, 2017 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

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